

Mail Stop 4631

March 30, 2016

Christopher J. Holding
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re:** **TimkenSteel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36313**

Dear Mr. Holding:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   We note that you realigned your reportable segments from two to one, as a result of recent organizational changes made to better align resources to support your business strategy effective January 1, 2016. Please provide a more descriptive discussion of the organization changes made, what your business strategy is, and how the changes in your organization better support your business strategy. As part of your discussion, please provide an explanation as to why your CODM has decided it is better to manage the performance and resource allocation of your business on a whole rather than based on two operating segments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Results of Operations, page 21

2.   Please quantify the degree to which the change in volumes and pricing had on the change
        in net sales at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of
        Regulation S-K for guidance.

3.   Please provide a comprehensive discussion and analysis of the material factors impacting
        net sales and income (loss) from continuing operations. In this regard, we note from the
        fourth quarter 2015 earnings conference call that the most significant issues impacting
        your business are oil prices, imports, scrap markets, contract versus spot market sales, et
        cetera. However, there appears to be little discussion from the point of view of
        management about how these issues are impacting your business in terms of the historical
        financial statements and future expectations, and what management is doing to address
        these issues. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of
        the Financial Reporting Codification for guidance.

4.   Please provide an analysis of the material factors contributing to the significant decline in
        the melt utilization rate and what management is doing to address this rate. Please also
        disclose that the minimum rate to run your business at breakeven after considering the
        impacts of the 2015 restructuring activities is 50%, if correct. Please refer to Item
        303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting
        Codification for guidance.

Liquidity and Capital Resources, page 28

5.   We note your statement that the $41.9 million available under the credit facility as of
        December 31, 2015, is sufficient to meet your liquidity needs for at least the next twelve
        months. Please provide a more comprehensive discussion of the facts and circumstances
        that led to your conclusion. Please also provide a discussion and analysis of the impact to
        your consolidated financial statements and your business, if your liquidity needs proved
        to be greater than what you have available. Finally, please provide a discussion and
        analysis of your liquidity needs on a long-term basis and what sources are available to
        you to meet these needs. If you do not currently have sources available to meet your
        long-term liquidity needs, please provide a discussion of what management intends to do
        to remedy the gap in your long-term liquidity needs and the potential consequences if
        management is unable to remedy the gap. Please refer to Item 303(a)(1) of Regulation S-
        K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial
        Reporting Codification for guidance.

6.   Please expand your disclosures regarding the credit facility to address each of the following:

- An explanation of the specific factors that prompted the need to amend the Credit Agreement on December 21, 2015.

- A more specific discussion of the covenants you needed relief from and the flexibility to pursue additional long-term financing opportunities that prompted the amendment dated February 26, 2016.

- A discussion of the impact of reducing the credit facility by $35 million to $265 million with the February 26, 2016 amendment to the amount available and your conclusion that this credit facility along with your cash on hand will meet your liquidity needs for the next 12 months.

- A discussion of how the block on availability impacts the amount you may borrow as of December 31, 2015. For example, please clarify if the $28.9 million would reduce the actual amount you could borrow as of December 31, 2015 to $13 million.

- A discussion of the impact to your consolidated financial statements and business if you are unable to meet the debt covenants.

- A discussion of what your minimum operating results will need to be to meet the fixed charge coverage ratio that begins in 2017. In this regard, we note that you have included the $170 million of borrowings under the credit facility in the three to five years due column rather than in the one to three years column of the contractual obligations table, which would appear to imply that you expect to meet this covenant through the maturity date or you expect to further amend the credit agreement.

Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction